

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

Jennifer Deason
Chief Executive Officer and President
Belong Acquisition Corp.
c/o Ledgewood PC
Two Commerce Square
2001 Market Street, Suite 3400
Philadelphia, PA 19103

>   **Re: Belong Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 10, 2021**
>   **File No. 333-253857**

Dear Ms. Deason:

　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery, page 57

1.   We note you disclose here that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in Section 12.1 of your Amended and Restated Certificate of Incorporation filed in Exhibit 3.2 states this clearly. If this provision applies to actions

arising under the Securities Act, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

<u>Exhibits</u>

2. Please revise multiple exhibits to reconcile the various inconsistencies between the description of the securities being registered and related transactions in the registration statement and the description thereof in the exhibits thereto. For example:
   - We note that your registration statement states that each unit consists of one share of Class A common stock and one-third of one warrant, whereas your Form of Unit filed as Exhibit 4.1, your Form of Warrant Agreement filed as Exhibit 4.4 and various other exhibits state that each unit consists of one share of Class A common stock and one-half of one warrant.
   - We also note that your registration statement indicates that you are registering 5,575,000 public warrants and that your Sponsor has committed to purchase an aggregate of 550,000 units in a private placement, whereas your Form of Warrant Agreement filed as Exhibit 4.4 states that you will issue and deliver up to 8,625,000 public warrants and your Form of Warrant Agreement and Unit Subscription Agreement filed as Exhibit 10.4 state that your sponsor committed to purchase an aggregate of 550,000 units or 595,000 units if the over-allotment option is exercised.

3. Please have counsel file a revised legal opinion that is dated and opines on the securities being registered in the registration statement. In that regard, we note the opinion references that each unit consists of one share of Class A common stock and one-half of one warrant whereas the registration statement states that each unit consists of one share of Class A common stock and one-third of one warrant.

4. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551- 3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark Rosenstein